Kalex Corp.
330 East 33rd Street, Suite 15M
New York, New York 10016
December 21, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kristin Shifflett

Re:	Kalex Corp. Form 10K for the fiscal year ended June 30, 2011 Filed February 7, 2012 File No. 000-52177

Dear Ms. Shifflett,

Kalex Corp., a Delaware corporation (the “Company” or “Kalex”), hereby submits a response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 5, 2012 (the “Comment Letter”) relating to the Company’s Form 10-K/A filed on May 1, 2012.  In connection with the Comment Letter, as explained in the responses set forth below, the Company filed Amendment No. 2 to Form 10-K on December 21, 2012 (the “Amended 10-K”).  Set forth below are the Company’s responses to the Staff’s comments.  For convenience of the Staff, the headings and numbered paragraphs below correspond to the headings and numbered paragraphs contained in the Comment Letter.

Form 10K for the fiscal year ended June 30, 2011

Report of Independent Registered Public Accounting Firm, page 25
1.
Please explain the purpose of the second date on the report of April 30, 2012. Your auditors should revise their report as appropriate to also explain this date, including whether it applies to a particular aspect of the financial statements or the financial statements as a whole. Refer to AU Section 530 for guidance.

Response:

The Report of Independent Registered Public Accounting Firm was revised and filed with the Amended 10-K.

Financial Statements
Note 4 – Derivative Liability, page F-6
2.
In your response to previous comment 5, we note you have not issued any shares with regard to this contract. In addition, the maximum shares you could issue at this time would be 80,488, and not 60,000,000, the value of which is recorded on your balance sheet. As such, it appears that by recording an asset for which you have surrendered no value and a liability which you are prohibited from satisfying, you have inappropriately grossed up both the assets and liabilities in your balance sheet. In this regard, we further refer you to ASC 505-50-25-6, which states that, in a share-based payment transaction, the services should be recognized when received. Although it stipulates that an asset may be recognized prior to this time, this is only applicable when the share-based payment has been exchanged for the enforceable right to receive such services. However, this does not appear to be applicable to your situation, as your response states that you have not issued any shares in exchange for the asset you have recorded on your balance sheet. Therefore, please revise your financial statements to remove the media credit asset and corresponding liability from your financial statements.

Response:

Due to the rescission agreement (the “Rescission Agreement”) filed as Exhibit 10.1 to the Current Report on Form 8-K filed on October 10, 2012, the media credit and corresponding derivative liability was removed from the Company’s financial statements included in the Amended 10-K.

3.
In this regard, as it appears that you have a contingent obligation to issue common shares, please revise your disclosure within the notes to the financial statements to provide a more thorough description of this contract and transaction, including the circumstances which would lead to its appropriate future recognition in the financial statements.

Response:

Due to the Rescission Agreement, the media credit and corresponding derivative liability was removed from the Company’s financial statements and notes to the financial statements included in the Amended 10-K.

Note 5 – Equity, page F-7
4.
We have reviewed your response to our prior comment 7. To facilitate our understanding of your response, please provide us with additional information as to the nature and timing of this stock issuance. Specifically, it appears to us that the board authorized and directed the issuance of 1,000 Series A Preferred Shares to Mr. King in March 2011, subject to filing the “Correction and Designation.” However, the issuance of the shares did not take place until June 20, 2011. In addition, you state in response 7 that you were negotiating a share exchange agreement with an operating company around the time of the issuance and that you calculated the conversion ratio of the preferred shares so that Mr. King could retain voting control after the merger. Please confirm supplementally, or explain how our understanding is not correct.

Response:

The delay in the issuance of the 1,000 shares of Series A Preferred Shares to Mr. King was simply an administrative delay.  The certificate was prepared by the Company’s counsel and issued by the Company when the certificate could be duly executed and Mr. King was available to visit the offices of the Company’s counsel.

As previously disclosed, the Company’s Board of Directors believed that Mr. King, because of his prior financial and advisory assistance to the Company and the anticipated benefit his many connections and relationships, his community standing, and his reputation would bring to the Company, had a meritorious basis for wanting to maintain control or a substantial stake in the Company.  Because the Board of Directors believed Mr. King offered the Company its best chance to survive and increase the Company’s future value, the Board of Directors granted Mr. King the 1,000 shares of Series A Preferred.

The conversion ratio was calculated to provide Mr. King the opportunity to maintain majority control over a company that had 800,000,000 authorized shares of common stock.  The calculation of the conversion ratio had no relation to the then-current price of the Company’s common stock.  Furthermore, the Company’s common stock was not actively trading.  In fact for the year preceding the grant of preferred stock to Mr. King (April 1, 2011 through March 23, 2012), the Company’s common stock only registered 13 days of trading activity with an aggregate of only 103,700 shares traded.  Accordingly, the Company did not consider the stock price variances between infrequent trades in its common stock market as materially relevant to the designated rights and preferences of the Series A Preferred.

5.
As a related matter, we note that your share price increased significantly during May, June and July of fiscal 2011. Thus, in June when the convertible preferred shares were issued to Mr. King, your common shares traded at an average of approximately fifty cents per share. If the preferred shares issued to Mr. King were convertible into 200,000,000 common shares, please explain to us why you believe that the issuance had no material value and cite your basis in GAAP for this conclusion. Please also tell us whether you attribute the increase in the price of your shares to the potential merger. We may have further comments upon review of your response.

Response:

The Company’s total outstanding common stock during the specified periods was 725,200.  In May 2011, the Company’s common stock only traded on three days for a total of under 33,000 shares, ranging from $.25 to $.51.  Furthermore, the $.50 per share trading price in June 2011 accounted for each of the two 5,000 share transactions occurring on one day. In July 2011 and August 2011, only one trade was recorded per month and the following trade did not occur until November 2011.  Accordingly, the share price did not reflect the real value of the Company.  For example, based on the share price of $.50, the Company would have had a market capitalization of $362,600, which far exceeded the book value of the Company of $(34,145). GAAP does require the reflection of the preferred shares at what is clearly an artificial value based on a valuation of $.50 per share, a coincidental market price.

Finally, because there was no public knowledge of any potential mergers being explored by the Company, nor did the Company enter into any material agreements giving rise to the potential of an imminent merger, the Company has no reason to believe that the increase in stock price was related to a merger.  The Company views any trade in its common stock an anomaly.

6.	We have reviewed your response to our prior comment 8. On an ongoing basis, consideration should be given to SAB Topic 5-T when accounting for expenses paid for by a significant shareholder.

Response:

Due to Mr. King’s passing, the Company does not believe that circumstances arising from the concern raised by the Staff will re-occur.  However, SAB Topic 5-T will be considered for any future accounting for such expenses.

Acknowledgement of the Accuracy and Adequacy of Disclosure

●	The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (310) 714-0747.

Very Truly Yours,

/s/ Arnold F. Sock
Arnold F. Sock
President and Director
Kalex Corp.

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